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Exhibit 99(a)(2)

Form of Electronic Letter to Option Holders

August 29, 2003

Dear Datalink Corporation Option Holder:

        I am pleased to announce that our Board of Directors has approved an Option Exchange Program for eligible employees to exchange options granted by Datalink prior to February 14, 2003 for replacement options to purchase shares of Common Stock. The offer to participate in this Exchange Program begins today.

        Our Board decided to offer the Exchange Program because stock options are an important component of our total compensation program. The Board is aware that many of our outstanding options have exercise prices significantly higher than the current market price of Datalink Common Stock. The Exchange Program is an opportunity for you potentially to receive new options that may have a greater potential to increase in value over time.

        The Exchange Program is open to all current employees who received a stock option grant under our Incentive Compensation Plan prior to February 14, 2003. However, our executive officers and directors may not participate.

        If you are eligible, you may exchange some or all of your stock options granted under the Incentive Compensation Plan for new options. The new options will be nonqualified options for federal tax law purposes, which may be different than your old options. If you elect to exchange any old options, you must (and automatically are required to) exchange all options granted to you on the same grant date.

        We will grant the new options on the first business day that is six months and one day after we cancel the old options you are exchanging. We expect this new grant date will be March 29, 2004. If you are still employed with Datalink on that day, we will grant you new options covering 50% of the number of shares covered by your canceled old options. The exercise price of the new options will be the closing price of Datalink's Common Stock on the new grant date. This price could be higher or lower than the exercise price on your canceled old options.

        You may exercise the new options for ten years from the new grant date, but only if you are vested in them. The new options will vest on a single date that is two years after the new grant date. However, you must be employed with Datalink through this vesting date in order to vest in the new options. This vesting schedule is different than the vesting schedules applicable to your old options.

        If you are eligible and wish to participate, you must complete a Letter of Transmittal (Election to Participate) in the form attached. Mary E. West in our Human Resources Department must receive your signed form by hand delivery, fax (to (952) 279-4355) or mail by September 26, 2003, no later than 11:00 p.m. Central Time. You need to indicate your election to "accept" the exchange and identify the option grant(s) you want to cancel.

        We plan to e-mail a confirmation of receipt of your Letter of Transmittal to you promptly. This is merely a confirmation that we received your Letter of Transmittal. If you do not receive this confirmation, it is your responsibility to ensure that we timely received your Letter of Transmittal.

        IF WE RECEIVE YOUR LETTER OF TRANSMITTAL AFTER 11:00 P.M., CENTRAL TIME, ON SEPTEMBER 26, 2003, WE WILL NOT ACCEPT IT AND YOU WILL BE CONSIDERED TO HAVE DECLINED TO ACCEPT THE EXCHANGE OFFER.

        We have also attached to this e-mail a more detailed document, entitled the Offer to Exchange Certain Outstanding Options for New Options, explaining the program in greater detail. The information contained in the attached Offer to Exchange, this letter, the attached Letter of Transmittal

(Election to Participate) and the attached Notice of Withdrawal (Election Not to Participate) together constitutes our entire offer.

        We make no recommendation as to whether you should exchange any of your stock options. We strongly urge you to read this letter and all of the attached materials carefully and understand the risks associated with participating in the Exchange Program before making your decision. We also strongly encourage you to consult your tax and financial advisors before making any decision about the Exchange Program. Participation is voluntary and you need do nothing if you want to retain your current stock options.

        If you have any questions about the Exchange Program or need a listing of all of your current outstanding stock options, please contact Mary E. West at (952) 297-4847. We will also have a company-wide telephone conference the week of September 2, 2003. You may dial in on the standard Datalink conference line number, using your regular conference passcode.

        We thank you for your continued dedication and contribution to Datalink.

Best Regards,

/s/ GREG R. MELAND Greg R. Meland President and Chief Executive Officer

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  Exhibit 99(a)(2)
Form of Electronic Letter to Option Holders